

July 13, 2012

Via Secure E-mail
Mr. Koji Fusa
Chief Executive Officer
Collabrium Japan Acquisition Corporation
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4Ps

   Re: Collabrium Japan Acquisition Corporation
     Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
     Submitted June 28, 2012
     CIK No. 0001548281

Dear Mr. Fusa:

  We have reviewed your confidential draft registration statement and response letter dated June 28, 2012 and have the following comments.

Summary

General, page 2

1. We refer to your response to prior comment 8. Please revise the third sentence of the last paragraph on page 2 to state clearly that you may consummate a business combination and be less than the majority shareholder as a result. Please also consider making revisions throughout the prospectus, where appropriate, to clarify this. For example, consider revising the discussion at the bottom of page 9, the third paragraph on page 60 and consider including an additional risk factor.

Proceeds to be held in trust account, page 8

2. We note your response to prior comment 11 and the changes made to your disclosure on page 10. However, since NASDAQ rules prohibit the proposed purchase of up to 15% of the shares in the open market, please remove all references, throughout the entire document, to the proposed purchase plan in the open market.

Additional conditions to consummating our initial business combination, page 9

3. We refer to prior comment 13. Where you have revised your prospectus to state "(after taking into account any repurchases of shares that we may be permitted to effectuate as

described elsewhere in this prospectus),” clarify the repurchases to which you refer as being “described elsewhere in this prospectus.”

Permitted purchases of public shares …, page 10

4.   We refer to prior comment 14, and reissue that comment. While we note your revision to this section, please provide brief examples of the types of third-party financing you would consider, as requested in prior comment 14.

5.   We disagree with your conclusion, in response to prior comment 15, that a purchase of up to 15% of your common stock could never be a tender offer. We continue to believe that, depending on the circumstances surrounding your purchases, you could be engaged in a tender offer (subject to Rule 13e-4 and Regulation 14E) in effecting these potential purchases. Thus, please revise your disclosure to state that you will comply with Rule 13E-4 and Regulation 14E in effecting these purchases to the extent they constitute a tender offer.

Redemption of public shares and distribution and liquidation if no initial business combination, page 15

6.   We refer to prior comment 22, and note your revision to page 16. Revise pages 25 and 67, as well.

Risk Factors

If third parties bring claims against us, the proceeds held in the trust account could be reduced …, page 24

7.   We refer to prior comment 26. Please revise this risk factor to disclose that the obligation is/will be memorialized in a letter agreement with each of Messrs. Fusa and Williams.

Our memorandum and articles of association …, page 34

8.   We refer to prior comment 18 and reissue that comment, in part. Revise this new risk factor to list the material provisions of your memorandum and articles of association that may be unilaterally amended by your directors.

Exhibit Index, page II-2

9.   We refer to prior comment 34 and reissue that comment. To the extent your next amendment does not include all of your exhibits, please provide draft copies of, among other exhibits, your legality opinion, for our review.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, or Amit Pande, Accounting Branch Chief, at (202) 551-3423, if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477, or Michael R. Clampitt, Senior Attorney, at (202) 551-3434, with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director